FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Scythian Biosciences Corp. (the “Company”)

100 King Street West, Suite 5600

Toronto, Ontario, M5X 1C9

Item 2 — Date of Material Change

April 12, 2018

Item 3 — News Release

The press release disclosing the material change was released on April 10, 2018 through the facilities of Nasdaq GlobeNewswire.

Item 4 — Summary of Material Change

On April 12, 2018, the Company effected a 4-for-1 stock split of its issued and outstanding common shares (the “Common Shares”) whereby each shareholder of record as of the close of business on April 13, 2018 (the “Record Date”) received three additional Common Shares for each Common Share held.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

On April 12, 2018, the Company effected a 4-for-1 stock split of its issued and outstanding Common Shares whereby each shareholder on the Record Date received three additional Common Shares for each Common Share held. The stock split increased the number of issued and outstanding Common Shares from 7,333,397 to 29,333,588. The Common Shares began trading ex-distribution on a split basis at the opening on April 12, 2018.

The stock split had previously been approved by the shareholders of the Company at a special meeting of shareholders held on March 7, 2018 on an up to eight (8) post-split Common Shares for one (1) pre-split Common Share basis. On March 12, 2018, the directors of the Company fixed the stock split ratio on a 4 for 1 basis. The Company first announced its intent to effect a stock split by way of press release on January 4, 2018.

5.2 — Disclosure for Restructuring Transactions

Not Applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 — Omitted Information

No significant facts have been omitted from this report.

Item 8 — Executive Officer

Jonathan Gilbert, Chief Executive Officer – (212) 729-9208

Item 9 — Date of Report

April 17, 2018